Cicero Inc.
8000 Regency Parkway
Cary, NC 27518

December 9, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: David L. Orlic, Esq.

Re:	Cicero Inc.
 Form 10-K for the Fiscal Year Ended December 31, 2007
 Filed March 31, 2008
 File No. 000-26392

 Form 10-Q for the Period Ended September 30, 2008
 Filed November 14, 2008
 File No. 000-26392

Dear Mr. Orlic:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 1, 2008, setting forth comments to the Form 10-Q for the Period Ended September 30, 2008 (the “Form 10-Q”) filed by Cicero Inc. (the “Company”) on November 14, 2008. Set forth below is the Staff’s comments, indicated in bold, and the Company’s response.

Form 10-Q for the Period Ended September 30, 2008

Item 4. Controls and Procedures

(b) Changes in Internal Control over Financial Reporting, page 21

1.
We note the disclosure in this filing, as well in your quarterly reports on Form 10-Q for the periods ended March 31, 2008, and June 30, 2008, respectively, that during the applicable period there were no changes in your internal control over financial reporting that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting. We note also the additional controls and procedures implemented by the company and described briefly in your response letter of November 19, 2008, which controls and procedures we understand were implemented prior to September 30, 2008. Please provide us with your analysis of why these additional controls and procedures were not required to be disclosed as changes in internal control over financial reporting in the applicable Form 10-Q pursuant to Item 308T(b) of Regulation S-K.

Response: We believe that the additional controls and procedures (the “Additional Controls”) implemented by the Company were not required to be disclosed in the Form 10-Q pursuant to Item 308T(b) of Regulation S-K as the implementation of the Additional Controls did not result in a change that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

As set forth in the Company’s response letter of November 19, 2008, the Company, prior to September 30, 2008, implemented the following additional controls and procedures:

●           The Company established a time table for annual testing of the effectiveness of its internal control over financial reporting with the direct reporting of the results to the Audit Committee to ensure proper compliance with SEC rules and regulations; and

●           The Company hired a Controller whose duties include ensuring that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms.

Rule 13a-15(f), promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), defines “internal control over financial reporting” as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer’s board of directors, management or other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals (“GAAP”) and includes those policies and procedures that: pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of assets; provide that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorization of the issuer’s management and directors; and provide for the prevention or timely detection of the unauthorized acquisition, use or disposition of assets that could have a material effect of the issuer’s financial statements.

Rule 13a-15(e), promulgated under the Exchange Act, defines “disclosure controls and procedures” as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the Commission’s rules and forms.

We believe that internal control over financial reporting relates to those controls and procedures designed to provide reasonable assurance that the raw data (e.g. the number of widgets at the warehouse) required to prepare the issuer’s financial statements is accurate and that the issuer’s financial statements, when prepared, fairly and accurately reflect the financial position of the issuer.  Whereas disclosure controls and procedures relate to those steps that must be taken to ensure that the information required to be disclosed by an issuer in its Exchange Act reports is accumulated and communicated to management so that those reports may be filed on time.

The purpose of the first Additional Control (i.e. the establishment of a time table for annual testing of the effectiveness of the Company’s internal control over financial reporting), is to ensure that the Company is able to comply with its reporting obligation under Item 308T(a) of Regulation S-K, a disclosure control and procedure. The time table is designed to ensure that the testing of the effectiveness of the Company’s internal  control over financial reporting will be completed and reported to management within sufficient time to allow management to prepare and file its annual report on internal control over financial reporting to be included in the Company’s Annual Report on Form 10-K. As this Additional Control relates to the reporting obligations of the Company and is non-financial in nature, the Company believes that this Additional Control does not fall within the definition of  internal control over financial reporting, but rather falls within the definition of  disclosure controls and procedures.

While the second Additional Control (i.e. the hiring of a Controller) may have an affect on the quality and accuracy of the Company’s financial reporting, the Company respectfully submits that the hiring itself is not a process (i.e. a series of actions or operations leading to an end) to provide reasonable assurance regarding the reliability of the Company’s financial reporting, but is more properly seen as something to permit the Company to timely meet its reporting obligations. Therefore, the second Additional Control is not an internal control over financial reporting.

Accordingly, as Item 308T(b) of Regulation S-K calls for the disclosure of changes made to the Company’s internal control over financial reporting, as opposed to changes made to its disclosure controls and procedures, such Additional Controls, do not need to be, and were not, disclosed in the Company’s Form 10-Q.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (919) 380-5000.

Sincerely,
/s/ John Broderick
John Broderick
Chief Financial Officer

cc: Andrew Hudders, Esq.